CDEX Inc.
                                                   INNOVATIONS FOR A SAFER WORLD

                                                             Stephen A. McCommon
                                                         Chief Financial Officer
                                                                      CDEX, Inc.
                                                      4555 South Palo Verde Road
                                                                       Suite 123
                                                                Tucson, Az 85714

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Via Fax (703) 813-6989

Attention: Brian R. Cascio

         CDEX, Inc.
         Form 10-KSB for the fiscal year ended October 31, 2008
         Filed February 13, 2009
         File No. 000-49845

Dear Mr. Cascio:

This letter is being submitted in response to the Staff's comment letter dated March 6, 2009 to the company's form 10-KSB. We have number the responses contained herein to correspond to the comments contained in the Comment Letter.

Form 10-KSB for the Fiscal Year Ended October 31, 2008
------------------------------------------------------

Item 8A.  Controls and Procedures, page 15
------------------------------------------

1.   COMMENT   While it appears that you may have conducted an evaluation of internal control over financial reporting, your disclosure about that evaluation is not complete and you have not provided an appropriate conclusion as required by Item 308T(a)(3) of Regulation S-B. We note that the first sentence of the second paragraph states that you conducted an evaluation of internal control over financial reporting, and the third sentence of that paragraph expresses a conclusion on the effectiveness of disclosure controls and procedures. Please note that disclosure controls and procedures and internal control over financial reporting are not interchangeable concepts. Your filing should present management's conclusion on the effectiveness of disclosure and control and procedures as required by Item 307 of Regulation S-B and should also separately present management's conclusion on the effectiveness of internal control over financial reporting as required by Item 308T(a)(3) of Regulation
               S-B. Accordingly, please revise your filing for the following.

               o Please provide management's evaluation and conclusion on the effectiveness of disclosure controls and procedures as of the end of the period covered by the annual report as required by Item 307 of Regulation S-B and Exchange Act Rule 13a-15(b). We also refer you to the definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e).

               o Please revise to separately provide management's evaluation and conclusion on the effectiveness of internal control over financial reporting as of the end of the period covered by the annual report as required by Item 308T(a)(3) of Regulation S-B and Exchange Act Rule 13a-15(c). We also refer you to the definition of internal control over financial reporting as set forth in Exchange Act Rule 13a-15(f).
               o With respect to the evaluation of internal control over financial reporting, please disclose the framework used to evaluate the effectiveness of internal control over financial reporting. We refer you to Item 308T(a)(2) of Regulation S-B.
               o In the first paragraph you provide a partial definition of internal control over financial reporting. In your revised disclosure, please provide the complete definition of internal control over financial reporting as set forth in Exchange Act Rule 13a-159f). Alternatively, you may define internal control over financial reporting with a reference to Exchange Act Rule 13a-15(f) without further attempt to define the concept.
               o In the first sentence of the second paragraph, please note that the requirement to evaluate internal control over financial reporting is set forth in Exchange Act Rule 13a-15(c). In that regard, Exchange Act Rule 13a-15(b), which is currently referenced in your disclosure, requires that you perform the separate evaluation of disclosure controls and procedures. Please ensure that Exchange Act Rule references are correct in your revise disclosures
               o With respect to the disclosure that you are not yet required to present an auditor report on the effectiveness of internal control over financial reporting, please revise to insert the word "not" between the words "was" and "subject" in the second sentence. Refer to Item 308T(a)(4) of Regulation S-B.

     ANSWER: The Company will remove the first three paragraphs of ITEM 8A CONTROLS AND PROCEDURES and replace them with the following statements in the amended 10-KSB to be filed:

               "Management's Report on Internal Control over Financial
               Reporting:

               Our Company's management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) for our company. Our Company's internal control over financial reporting is designed to provide reasonable assurance, not absolute assurance, regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our Company's assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles in the United States of America, and that our Company's receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

               Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

               As required by Rule 13a-15(c) promulgated under the Exchange Act, our management, with the participation of our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), evaluated the effectiveness of our internal control over financial reporting as of October 31, 2008. Management's assessment took into consideration the size and complexity of the company and was based on criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control over Financial Reporting --Guidance for Smaller Public Companies. In performing the assessment, management has concluded that our internal control over financial reporting was effective as of October 31, 2008.

               This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission ("SEC") that permit the Company to provide only management's report in this annual report.

               Evaluation of disclosure controls and procedures:

               Disclosure controls are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our management carried out an evaluation under the supervision and with the participation of our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act"). Based upon that evaluation, the Company's CEO and CFO have concluded that the Company's disclosure controls and procedures were not effective as of October 31, 2008, due to management's failure to include its report on internal control over financial reporting in the Form 10-KSB as required."

2.   COMMENT   As a related matter, please consider whether management's failure to provide its conclusion on the effectiveness of internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. In particular, please consider the definition of disclosure controls and procedures provided in Rule

               13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http:www.sec.gov/division/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosures and procedures were effective. Alternatively, please amend the Form 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e. that DC&P were not effective as of the end of the fiscal year.

     ANSWER: The Company will include the following statement in the amended 10-KSB to be filed:

               "Evaluation of disclosure controls and procedures:

               Disclosure controls are controls and procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Our management carried out an evaluation under the supervision and with the participation of our CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 ("Exchange Act"). Based upon that evaluation, the Company's CEO and CFO have concluded that the Company's disclosure controls and procedures were not effective as of October 31, 2008, due to management's failure to include its report on internal control over financial reporting in the Form 10-KSB as required."

3.   COMMENT   Under "Changes in Internal Controls over Financial Reporting,"
               please revise to state whether there was any change in internal control over financial reporting during the most recent quarter that has materially affected or is reasonably likely to materially affect internal control over financial reporting. We refer you to the language in Item 308T(b) of Regulation S-B.

     ANSWER: The Company will remove the existing statement in ITEM 8A CONTROLS AND PROCEDURES and will include the following statement in the amended 10-KSB to be filed, "There has been no change in the Company's internal control over financial reporting for the quarter ended October 31, 2008 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting."

Financial Statements
--------------------

Report of Independent Registered Public Accounting Firm, page F-2
-----------------------------------------------------------------

4.   COMMENT   We reference the second paragraph of the audit report, which states that "we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board, generally accepted in the United States of America." Please have your auditors revised their audit report to refer to the standards of the Public Company Accounting Oversight Board
               (United States), consistent with PCAOB Auditing Standard No. 1.

     ANSWER: The Company has received the updated audit opinion letter and will include it with its amended 10-KSB.

Note11.  Commitments and Contingencies, page F-16
-------------------------------------------------

5.   COMMENT   We note your disclosure "the Company is in arrears on a
               substantial number of its financial obligations." Please tell us and revise future filings to clarify whether you are in default of any of your obligations or borrowings.

     ANSWER: The Company will include in future filings a general status of liabilities in arrears, if appropriate, and whether the Company has received formal notice of default regarding any of those liabilities. Additionally, it should be noted that the Company did disclose the existence of litigation related to a liability in arrears in Note 11 of its financial statements.

Note 12.  Going Concern, page F-16
----------------------------------

6.   COMMENT   We note that you will require $2,500,000 to satisfy your current budgetary projections. Please tell us and disclose in Note 12 and the liquidity section of MD&A in future filings how you plan to raise the required funds.

     ANSWER: In future filings the Company will disclose in several locations its fundraising status related to budgetary needs, as appropriate. For the current FY2008 Form 10-KSB, the Company included the following in the RISK FACTORS section:

               "LACK OF ADDITIONAL FINANCING COULD PREVENT US FROM OPERATING PROFITABLY WHICH, EVENTUALLY, COULD RESULT IN A TOTAL LOSS OF OUR BUSINESS.

               Since our inception, we have funded our operations through revenue from the sale of our products, borrowings and financings. Current funds available to CDEX may not be adequate for us to be competitive in the areas in which we intend to operate, and we have no arrangements or commitments for ongoing funding. If funding is insufficient at any time in the future, we may not be able to grow revenue, take advantage of business opportunities or respond to competitive pressures. The unavailability of funding could prevent us from producing additional revenues or ever becoming profitable. Our continued operations, as well as the successful implementation of our business plan, may therefore depend upon our ability to raise additional funds through bank borrowings or equity or debt financing over the next twelve months. We continue to seek prospective investors who may provide some of this funding. However, such funding may not be available when needed or may not be available on favorable terms. Certain family members or business entities of our management team have loaned funds to CDEX on an as-needed basis although there is no definitive or legally binding arrangement to do so. If we do not produce revenues and become profitable, eventually, we will be unable to sustain our business."

Note 13.  Subsequent Events, page F-17
--------------------------------------

7.   COMMENT   Please tell us how you plan to account for the modifications relating to Gemini Master Fund. Specifically, we note that you reset the conversion provisions and the exercise price of 30% of the Transaction Document warrants.

     ANSWER: The Company is currently evaluating the impact the modifications relating to the Gemini Master Fund note will have on its financial statements and will disclose that impact in the next quarterly statement following the completion of the evaluation.

Exhibits 31.1 and 31.2
----------------------

8.   COMMENT   We note that you omitted a portion of the introductory language in paragraph 4 of Item 301(b)(31)(i) of Regulation S-K and that you omitted paragraph 4(b) of Item 601(b)(31)(i) of Regulation
               S-K, both of which refer to internal control over financial reporting. Please file an amendment to the Form 10-KSB to include certifications that include the required paragraphs. In addition, we note your reference to the Form 10-K in the first paragraph of the certification of your Chief Financial Officer. Since you have filed a Form 10-KSB please revise the reference in the first paragraph.

     ANSWER: The Company will include the introductory language in paragraph 4 of Item 301(b)(31)(i) of Regulation S-K and paragraph 4(b) of
               Item 601(b)(31)(i) of Regulation S-K in the certifications with the amended 10KSB. Additionally, the first paragraph of the certification of our Chief Financial Officer will be amended to reference the Form 10-KSB.

9.  COMMENT:   We also note that the identification of the certifying
               individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of each certification should be revised so as not to include such individuals' title.

     ANSWER: In future filings, The Company will not include the title of certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a).

    COMMENT: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

               In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

               > the company is responsible for the adequacy and accuracy of the disclosure in the filing

               > staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

               > The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     ANSWER:   The Company acknowledges that:

               > the company is responsible for the adequacy and accuracy of the disclosure in the filing

               > staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

               > The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please do not hesitate to contact the undersigned if you have any comments or questions.

                                          Very truly yours,

                                          CDEX, Inc.


                                          By: /s/ Stephen A. McCommon
                                              -----------------------
                                              Stephen A. McCommon
                                              Chief Financial Officer